Exhibit 2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 30, 2009
11 a.m.

To Our Shareholders:

        Notice is hereby given that the annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on December 30, 2009 at 11 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

        The agenda of the meeting will be as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Election of Alon Lumbroso and Barry Ben-Zeev as external directors;

3.	Approval of cash compensation to all non-executive current and future directors of the Company, including external directors, and approval of grant of options to the external directors;

4.	Reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2009, and to authorize our Board of Directors to approve the remuneration of the independent auditors in accordance with the volume and nature of their services;

5.	Approval of amendments to the indemnification and exemption letters granted to members of our Board of Directors and other office holders;

6.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership;

7.	Ratification of resolutions approved in the prior shareholders meeting relating to the reverse share split of our ordinary shares at the ratio of one-for-ten; and

8.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2008.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

        Only shareholders of record at the close of business on November 30, 2009 (the “Record Date”) are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof. As of November 15, 2009, we had 73,786,428 issued and outstanding ordinary shares. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting. Our Second Amended and Restated Articles of Association (as amended or restated from time to time, the “Articles of Association”) do not provide for cumulative voting for the election of directors or for any other purpose.

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        Except for Proposal 7 relating to the reveres split of our share capital, which requires the affirmative vote of at least 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting, each of the resolutions to be presented at the Shareholders Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. However, the approval of certain proposals is required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement.

        The presence at the Shareholders Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

        The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal.

        Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

        We expect to mail the Proxy Statement and the accompanying form of proxy attached hereto to shareholders of record (as determined above) on or about December 2, 2009. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith. Shareholders wishing to express their position on an agenda item for the Shareholders Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than December 10, 2009.

        You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 11 a.m., Israel time, on December 28, 2009 (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting. If you are present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors, By: /s/ Shlomo Nehama —————————————— Shlomo Nehama Chairman of the Board of Directors

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ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on December 30, 2009
11 a.m.

        The annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held on December 30, 2009 at our offices, located at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel, at 11 a.m., Israel time (the “Shareholders Meeting”).

        The agenda of the Shareholders Meeting will be as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Election of Alon Lumbroso and Barry Ben-Zeev as external directors;

3.	Approval of cash compensation to all non-executive current and future directors of the Company, including external directors, and approval of grant of options to the external directors;

4.	Reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2009, and to authorize our Board of Directors to approve the remuneration of the independent auditors in accordance with the volume and nature of their services;

5.	Approval of amendments to the indemnification and exemption letters granted to members of our Board of Directors and other office holders;

6.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership;

7.	Ratification of resolutions approved in the prior shareholders meeting relating to the reverse share split of our ordinary shares at the ratio of one-for-ten; and

8.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2008.

        The proxy materials are being mailed to our shareholders as of November 30, 2009, the Record Date, on or about December 2, 2009.

        A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Mr. Ran Fridrich, a member of our Board of Directors and a director nominee and our Interim Chief Executive Officer, and Ms. Kalia Weintraub, our Chief Financial Officer, or either one of them, will vote, as proxy, the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors. In accordance with our Articles of Association, your proxy must be received by us by 11 a.m., Israel time, on December 28, 2009 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting. We know of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, it is the intention of each of the persons named as proxies to vote in respect thereof in accordance with his or her respective best judgment.

        The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting.

        The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above, indicating that its/his/her proxy is revoked, by submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person after properly requesting that the proxy submitted be revoked (shareholders who aren’t registered directly with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders Meeting).

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our ordinary shares, by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares, as of November 1, 2009 (except as otherwise indicated below). Each of our shareholders has identical voting rights with respect to its shares.

        To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)	41,668,422	45.1%
Kanir Joint Investments (2005) Limited
Partnership ("Kanir") (3)(4)(5)	37,430,980	42.5%
Zohar Zisapel	5,359,708	7.3%
Old Lane Luxemburg Master Fund S.a.r.l (7)	4,874,415	6.5%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November1, 2009 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 73,786,428 ordinary shares outstanding as of November1, 2009.

(2)	According to information provided by the holders, the 41,668,422 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 22,661,551 ordinary shares and currently exercisable warrants to purchase 12,857,144 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which together constitute approximately 40.1% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 5,736,766 ordinary shares held directly by Mr. Nehama, which together constitute approximately 7.7% of the outstanding ordinary shares. Mr. Nehama, who is our Chairman of the Board and a director nominee, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 45.1% of the outstanding ordinary shares.

(3)	According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include currently exercisable warrants to purchase 14,357,142 ordinary shares. Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors and director nominees, are the sole shareholders and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.

(4)	In March 2008, Nechama Investments and Kanir entered into a shareholders agreement that included, among other things, agreements as to the voting of the Ellomay shares held by the parties and as to the disposition of certain of the Ellomay shares held by the parties (the “2008 Shareholders Agreement”). By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 27,214,286 ordinary shares, which together constitute approximately 72.2% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 74.1% of the outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(5)	Bonstar, an Israeli company, currently holds warrants to purchase 846,905 ordinary shares, which constitute approximately 1.1% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay also hold, through a company jointly held by them, 1,750,000 ordinary shares, which constitute approximately 2.4% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 2,596,905 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.5% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information provided in the foregoing paragraph is based on public filings made by Bonstar and Messrs. Joseph Mor and Ishay Mor., the latest on May 18, 2009.

(6)	Based on an amendment to Schedule 13G filed by Mr. Zisapel, an Israeli citizen, on February 23, 2009.

(7)	According to information provided by the holders, the Old Lane Funds include Old Lane Luxemburg Master Fund S.a.r.l (“Old Lane”), a private company registered in Luxemburg, and its shareholders: Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands (“Old Lane Cayman”), Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands (“Old Lane HMA”) and Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA (“Old Lane US” and, together with Old Lane Cayman and Old Lane HMA, the “Old Lane Shareholders”). Old Lane currently beneficially holds 4,814,815 ordinary shares for the benefit of its shareholders as follows: (i) 2,207,408 ordinary shares and 662,222 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane Cayman, which also directly holds 35,522 ordinary shares, (ii) 625,926 ordinary shares and 187,778 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane HMA, which also directly holds 10,072 ordinary shares and (iii) 870,370 ordinary shares and 261,111 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane US, which also directly holds 14,006 ordinary shares. Old Lane disclaims beneficial ownership of the shares held for the benefit of the Old Lane Shareholders.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

ELECTION OF DIRECTORS

Background

        At the Shareholders Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles of Association provide for a Board of Directors consisting of not less than four and no more than eight members, as may be determined from time to time at a general meeting of our shareholders. The directors (other than the external directors) are elected annually at our annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles of Association. In addition, our Board of Directors may elect additional directors to the Board of Directors.

        Our Board of Directors is currently composed of the following seven directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod, Anita Leviant, Lauri A. Hanover and Alon Lumbroso. Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant are standing for reelection. Lauri A. Hanover and Alon Lumbroso are external directors whose current service term expires in November 2009. At the Shareholders Meeting, our shareholders will also be asked to reelect Alon Lumbroso and elect Barry Ben-Zeev as external directors, see Item 2 below.

General

        We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, Ran Fridrich and Kalia Weintraub, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

        Pursuant to the requirements of Section 224B(a) of the Israeli Companies Law, 1999 (the “Companies Law”), each of the director nominees provided us with a “Declaration of Competence” prior to the mailing of this proxy statement. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

        The nominees for directors are:

Name	Age	Position with the Company

Shlomo Nehama(1)	54	Chairman of the Board and Director
Ran Fridrich(1)	56	Director and Interim Chief Executive Officer
Hemi Raphael	58	Director
Oded Akselrod(2)	63	Director
Anita Leviant	55	Director

(1)	Member of the Company’s Stock Option & Compensation Committee.

(2)	Member of the Company’s Audit Committee.

        Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. Mr. Nehama is a graduate of the Technion — Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

        Ran Fridrich has served as a director of Ellomay since March 2008 and as our interim chief executive officer since January 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

        Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

        Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as Deputy Chairman of the Israel-British Chamber of Commerce, chairman of the Capital Markets Committee and as a member of the advisory board of Private Courts to Israel Ltd.

        Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Gadish Global Financial Services (2007) Ltd., Geva Dor Investments Ltd., Shalag Industries Ltd., Psagot Investment House Ltd. and Psagot Securities Ltd.

Required Vote

        The approval of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

        At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to elect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

        Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

ELECTION OF EXTERNAL DIRECTORS

Background

        Pursuant to the Companies Law, at least two external directors must serve on the Board of Directors of a “public company.” Each external director may serve for up to two terms of three (3) years, unless his or her office is vacated earlier in accordance with each company’s articles of association and the Companies Law. Our other directors are elected annually. Our currently serving external directors are Lauri Hanover and Alon Lumbroso, whose terms of serves end on November 26, 2009. As Ms. Hanover has already served for two terms, she may not be reelected as an external director pursuant to the Companies Law.

        To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliation to the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years following the termination of services as an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

        All of the external directors of a company must be members of its audit committee and each other committee of a company’s board of directors must include at least one external director.

General

        At the Shareholders Meeting, our shareholders will be asked to reelect Alon Lumbroso as an external director for an additional term of three years until November 26, 2012, and to elect Barry Ben-Zeev as an external director for a term of three years from the date of the Shareholders Meeting. See Item 3 below for the compensation we propose to pay to our external and other directors.

        Pursuant to the requirements of Section 241 of the Companies Law, each of the nominees for external directors provided us with a “Declaration of Competence” prior to the mailing of this proxy statement. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

        The following information is supplied with respect to each person nominated for the position of external director and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees:

        Alon Lumbroso, age53, has served as an external director of Ellomay since November 2006. Mr. Lumbroso serves as the Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law and is a member of our Audit Committee.

        Barry Ben-Zeev, age 57, is a business strategic consultant. From 1978 to 2008 Mr. Ben-Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008 he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007 he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben-Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. and Kali Equity Markets. Mr. Ben-Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University. Mr. Ben-Zeev qualifies as an external director according to the Companies Law and is expected to become a member of our Audit Committee and Stock Option and Compensation Committee.

Required Vote

        Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the Company.

Proposal

        At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to reelect Alon Lumbroso as an external director for an additional term of three years until November 26, 2012, and to elect Barry Ben-Zeev as an external director for a term of three years from the date of the Shareholders Meeting.”

        Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

APPROVAL OF CASH COMPENSATION TO ALL CURRENT AND FUTURE NON-EXECUTIVE DIRECTORS
OF THE COMPANY, INCLUDING EXTERNAL DIRECTORS, AND GRANT OF OPTIONS TO EXTERNAL DIRECTORS

Background

        At the Shareholders Meeting, our shareholders will be asked to approve compensation for each of our directors, including our external directors, who may serve from time to time. We propose to offer the same compensation to our external directors, whose compensation is governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”), and our other directors. This proposal does not currently apply to Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board and director nominees, who are currently compensated pursuant to the Management Services Agreement discussed in Item 6 below and who have, in connection with such Management Services Agreement, waived their right to receive the compensation paid to our directors. In the event of termination of the Management Services Agreement, Messrs. Nehama, Fridrich and Raphael will become entitled to the compensation set forth in this Item 3, unless otherwise agreed and approved by the Company and our shareholders.

        Directors’ Fees

        As previously approved by our shareholders, we currently pay our directors, other than Messrs. Nehama, Fridrich and Raphael as described above, an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting.

        The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, based on the most recent financial statements of the Company, are an annual fee of NIS 47,750 (equivalent to approximately $12,730) and an attendance fee of NIS 1,690 (equivalent to approximately $450) per meeting. The maximum cash amounts permitted to be paid to external directors pursuant to the Compensation Regulations, for a Company the size of ours, are an annual fee of NIS 77,660 (equivalent to approximately $20,700) and an attendance fee of NIS 2,990 (equivalent to approximately $800).

        All cash set forth above are subject to adjustment for future changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time.

        Directors’ Options

        As previously approved by our shareholders, any of our current and future non-executive directors are also entitled to receive an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in our 1998 Non-Employee Director Share Option Plan (the “1998 Option Plan”). These options are fully exercisable upon issuance with a maximum exercise period of 10 years (subject to some exceptions detailed in the 1998 Option Plan), and have an exercise price equal to the average closing bid and sale prices of the ordinary shares on the grant date, on the market on which the shares are traded.

General

        Pursuant to the Companies Law, the terms of compensation of members of our Board of Directors require the approval of our Audit Committee, Board of Directors and shareholders (although an exception to the requirement of shareholder approval exists if the Audit Committee and Board of Directors approve the payment of an annual fee of at least NIS 62,700 – equivalent to approximately $16,720, and an attendance fee of at least NIS 2,335 — equivalent to approximately $620. As our Audit Committee and Board of Directors have approved to pay the aforementioned minimum annual fee of NIS 47,750 and minimum attendance fee of NIS 1,690, shareholder approval is required).

        Additionally, the Compensation Regulations require that the grant of share options to external directors be approved at the shareholders meeting in which such external director is appointed, by the same majority required for the approval of the election of such external director.

        Our Audit Committee and our Board of Directors approved, and recommend that our shareholders approve, the payment of Directors’ Fees to all current (including external) and future non-executive directors, according to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, as shall be updated from time to time. As aforementioned, this proposal does not currently apply to Shlomo Nehama, Ran Fridrich and Hemi Raphael. Additionally, the shareholders are asked to approve the grant of share options to the nominee external directors.

Required Vote

        Pursuant to the Companies Law, the approval of director compensation requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter and, in the event the director is also a controlling shareholder, such majority vote is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding voting rights. None of our directors who shall be eligible for the abovementioned Directors’ Fees are controlling shareholders.

        Pursuant to the Companies Law and the Compensation Regulations, the grant of options to an external director requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the matter or (ii) the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding voting power in the Company.

Proposal

        At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, that the payment of cash compensation to all current and future non-executive directors, including external directors, as described in the Proxy Statement relating to the Meeting, be approved, and that the grant of options to the external directors, as described in the Proxy Statement relating to the Meeting, be approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

        Shareholders will be asked to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2009 and to authorize the Board of Directors, following the approval of the Audit Committee, to approve their fees in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer have been our independent auditors since 1995.

        The following table sets forth the fees paid by us and our subsidiaries to Ernst & Young during 2007 and 2008:

	2007	2008
	(in thousands of U.S. Dollars)

Audit Fees(1)	$242	$79
Audit-Related Fees	-	-
Tax Fees(2)	$157	$177
All Other Fees	-	-

Total	$399	$256

(1)	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services.

Required Vote

        The approval of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

        At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2009, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

APPROVAL OF AMENDMENTS TO INDEMNIFICATION UNDERTAKINGS AND EXEMPTION LETTERS
PROVIDED TO MEMBERS OF OUR BOARD OF DIRECTORS

Background

        The Companies Law permits an Israeli company to undertake to indemnify and to provide exemption from certain duties to “Office Holders” (defined in the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title) against and with respect to certain liabilities, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such indemnification and exemption. Our Amended and Restated Articles permit us to provide such indemnification undertakings and exemptions, subject to the limitations imposed by the Companies Law.

        Pursuant to the Companies Law, the provision of indemnification and exemption letters to members of our Board of Directors also requires the approval of our Audit Committee, Board of Directors and our shareholders. At our shareholders meeting held on October 27, 2005, our shareholders approved, among other things, the entering into indemnification undertakings, a form of which was attached as Exhibit E to the proxy statement filed with the SEC on October 14, 2005 (the “October 2005 Proxy Statement”), with our then current and future directors and the granting of exemption letters, a form of which was attached as Exhibit F to the October 2005 Proxy Statement, to our then existing and future directors.

General

        We propose to make certain clarifying and other changes to the forms of indemnification undertaking and exemption letter used by the Company that will apply to the undertakings and letters granted to both current and future members of our Board of Directors. In the event our shareholders approve the changes, similar changes will be made to the indemnification undertakings and exemption letters provided to our current and future officers.

         Amendments to Form of Indemnification Undertaking

        The proposed amendments to our form of indemnification undertaking include, among others, the following:

o	Eliminating the maximum amount (US$3,000,000) of indemnification for litigation expenses that was previously set forth in the indemnification undertaking (although the Companies Law requires that a maximum indemnification amount for damages and other liabilities be included in the undertaking, such requirement does not apply to reimbursement of litigation expenses);

o	Adding an undertaking by the Company to produce collateral, security, bond or any other guarantee that the Office Holder may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth in the form of indemnification undertaking;

o	Adding a requirement that the Office Holder provide prior written consent, which shall not be unreasonably withheld, to a settlement of a monetary obligation in a civil proceeding; and

o	Including an undertaking by the Company to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all the Office Holders of the Company, in a total amount of not less than US$10M during the period the recipient of the indemnity undertaking serves as a member of the Company’s board of directors and for a period of seven years thereafter.

         Amendments to Exemption Letters

        The proposed amendments to our form of exemption letter include, among others, the following:

o	Clarifying that as permitted by the Companies Law the exemption provided in the exemption letter will continue to apply to breaches of the duty of care that was committed in negligence (whereas breaches committed intentionally or recklessly are not subject to exemption); and

o	Eliminating the section relating to the Company’s Proprietary Information, as defined in the exemption letter, thereby providing the exemption to negligent disclosures of the Company’s Proprietary Information.

        The foregoing description of some of the proposed amendments is only a summary, and shareholders are urged to review the full text of the proposed amendments to the form of indemnification undertaking and the form of exemption letter, attached hereto as Exhibit A and Exhibit B, respectively.

        Our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the amendments to the forms of indemnification undertaking and exemption letter, the replacement of the indemnification undertakings and exemption letters provided to our current members of the Board of Directors with the new approved forms and the provision of such new forms to any of our future directors.

Required Vote

        Pursuant to the Companies Law, the approval of director compensation requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter and, in the event the director is also a controlling shareholder, such majority vote is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding voting rights.

        Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, and Messrs. Ran Fridrich and Hemi Raphael, members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to holdings of Nechama Investments and Kanir as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement. Therefore, pursuant to Sections 270(4) and 275 of the Companies Law, the approval of this proposal at the Shareholders Meeting with respect to Messrs. Nehama, Fridrich and Raphael requires the approval of our Audit Committee, Board of Directors and the affirmative vote or our shareholders with the special “disinterested” majority set forth above.

        Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal with respect to Messrs. Nehama, Fridrich and Raphael. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in our Company. Mr. Nehama, Nechama Investments and Kanir all have a “personal interest” in the approval of this proposal with respect to Messrs. Nehama, Fridrich and Raphael.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to approve the replacement of the existing form of indemnification undertaking and form of exemption letter with new undertakings and letters in the forms attached as Exhibit A and Exhibit B, respectively, to the Proxy Statement and the entering of the Company into such indemnification undertakings and exemption letters with each of its current and future directors who are currently serving and who will be appointed in the future.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

EXTENSION OF THE MANAGEMENT SERVICES AGREEMENT AMONG THE COMPANY, MEISAF BLUE
& WHITE HOLDINGS LTD. AND KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

Background

        Since March 31, 2008, Meisaf Blue & White Holdings Ltd. (“Meisaf”), an Israeli company (wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board and a controlling shareholder) and Kanir (another controlling shareholder who currently has two representatives on our Board of Directors, Messrs. Hemi Raphael and Ran Fridrich, who also serves today as our interim CEO) have been providing us management services, in accordance with the Management Services Agreement approved by our shareholders. Pursuant to the agreement, Meisaf and Kanir provide management services and advise and provide assistance to our management concerning our affairs and business. Their efforts are concentrated on identifying and evaluating suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. These efforts have been, and are expected to continue to be, conducted and overseen by Messrs. Nehama, Fridrich and Raphael. We provide Mr. Nehama, our Chairman of the Board, and Mr. Fridrich, our interim CEO, with office space and secretarial services.

        In consideration of the performance of the management services and the Board services, Meisaf and Kanir are paid, in equal parts, an aggregate annual fee in the amount of $250,000, on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board of Directors, and have waived any additional fees or benefits in connection with the provision of interim CEO services provided by Mr. Ran Fridrich.

        The Management Services Agreement approved by the Shareholders is in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement – March 31, 2010, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

General

        The Audit Committee and the Board of Directors have approved, and recommend that our shareholders approve, the extension of the Management Services Agreement, until the earlier of: (i) March 31, 2011, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

Required Vote

        Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Kanir, one of our shareholders, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to holdings of Nechama Investments and Kanir as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement. The Management Services Agreement may be deemed to be an “extraordinary transaction” in which such “controlling shareholders” have a “personal interest”, whether due to the fact that they are parties to the Management Services Agreement in the case of Kanir or due to the fact that they control a party to the Management Services Agreement in the case of Mr. Nehama. Therefore, pursuant to Sections 270(4) and 275 of the Companies Law, the approval of this proposal requires the approval of our Audit Committee, Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of our outstanding voting rights.

        Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in our Company. Mr. Nehama, Nechama Investments and Kanir all have a “personal interest” in the approval of this proposal.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to approve the extension of the Management Services Agreement between the Company, Meisaf and Kanir, as described in the Proxy Statement relating to the Meeting.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

RATIFICATION OF APPROVAL OF A ONE-FOR-TEN REVERSE SHARE SPLIT AND CORRESPONDING
AMENDMENTS TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

        As a result of our failure to comply with the minimum stockholders’ equity requirement for continued listing, our ordinary shares were delisted from the NASDAQ Capital Market on May 19, 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.” Following the consummation of the sale of our wide-format printing business to Hewlett-Packard Company (the “HP Transaction”), as of the date hereof we meet the minimum NASDAQ Global Market stockholders’ equity initial listing requirement. However, we cannot at this time list our shares on the NASDAQ Global Market due to various reasons, among which are our lack of operations and the fact that our ordinary shares have traded at prices ranging between $0.45 and $0.64 in the period January 1, 2009 – November 15, 2009 and therefore we do not currently meet the minimum NASDAQ Global Market bid price initial listing requirement.

        Our Board of Directors believes that a one-for-ten reverse share split, whereby ten of our ordinary shares, NIS 1.00 nominal value each (the “Old Ordinary Shares”) will be replaced by one ordinary share, NIS 10.00 nominal value (the “New Ordinary Share”), is the only effective way to increase our share price to over $4.00 in order to comply with the minimum bid price initial listing requirements of the NASDAQ Global Market. Our intention at this time is to implement the reverse share split prior to the closing of a business combination and to attempt to list our shares on the NASDAQ Global Market in conjunction with the closing of such business combination.

        We cannot predict if and when our ordinary shares will begin trading on the NASDAQ Global Market or any other NASDAQ market and cannot assure you that following the reverse share split the market price per each of our ordinary shares will either exceed or remain in excess of the $4.00 per share minimum bid price as required to meet the initial listing requirements for the NASDAQ Global Market. In addition, we cannot predict whether, or assure you that, we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of the NASDAQ Global Market.

        At our annual shareholders meeting held on December 30, 2008 (the “2008 Shareholders Meeting”), our shareholders approved the reverse share split described above and authorized our Board of Directors to determine the effective date of such reverse share split.

General

        As a period of one-year has passed since such approval at the 2008 Shareholders Meeting and the reverse share split has not occurred, we ask that our shareholders ratify the resolution approved in the 2008 Shareholders Meeting. For more information concerning the reverse share split, including possible risks and uncertainties, principal effects (which have not changed as the number of outstanding shares has not increased), certain tax considerations, treatment of fractional shares and other technical aspects concerning the reverse share split, we refer you to the proxy statement published in connection with the 2008 Shareholders Meeting, as filed with the SEC on December 1, 2008 (on a Form 6-K). We note that following our application to the Israeli Tax Authority in order to obtain an advanced tax ruling as to the implications of the reverse share split, as set forth under the caption “Certain Israeli Tax Consequences,” in the proxy statement published in connection with the 2008 Shareholders Meeting, we received confirmation, subject to certain conditions and limitations, that the reverse share split will not be considered as a sale of the Old Ordinary Shares. We cannot assure you that all conditions set forth in the confirmation will be met at the time the reverse share split is effected. We expect that our Board of Directors will take the conditions and limitations that are included in the ruling that was obtained into consideration when resolving when, and if, to implement the reverse share split.

Required Vote

        Pursuant to Section 24(1) of the Companies Law, the approval of this proposal requires the affirmative vote of 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting (due to the fact that it requires the amendment of our Memorandum).

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to ratify and approve the reverse share split of the Company’s Ordinary Shares (on the effective date to be determined by the Board) where each ten Ordinary Shares NIS 1.00 nominal value per share will be consolidated into one single Ordinary Share of NIS 10.00 nominal value, such that the registered share capital of the Company will be divided into 17,000,000 Ordinary Shares NIS 10.00 nominal value each, ranking pari passu in all respects, as recommended by the Board of Directors. All fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares. Concurrently with the reverse share split, it is hereby resolved to amend Article 4 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, to comply with the reverse share split effected. To authorize the Company’s Board of Directors to determine the timing of the reverse share split and also to determine not to implement the reverse share split, all based on the Company’s Board of Directors’ judgment of the Company’s best interests.”

s

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 8

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

        As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2008, will be presented for discussion at the Shareholders Meeting.

        Our audited financial statements for the year ended December 31, 2008 are included in our 2008 Annual Report on Form 20-F, which was filed with the SEC on March 31, 2009. The 2008 Annual Report is also available on our website at http://www.ellomay.com. You may also read and copy this report at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports to the SEC are also available to the public at the SEC’s website at http://www.sec.gov.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

        Any of our shareholders who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

        The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Shareholders Meeting, it is intended that Ran Fridrich and Kalia Weintraub, the persons named as proxies, or either one of them, will vote the shares in accordance with his discretionary authority and best judgment.

By Order of the Board of Directors, By: /s/ Shlomo Nehama —————————————— Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
November 2009

Exhibit A

[Ellomay Capital Letterhead]

[Date]

[Name]

        Re:         ~~Letter of~~ Indemnification Undertaking

Dear [Name]:

        ~~In consideration of your agreement to serve as a director of~~We, the undersigned, Ellomay Capital Ltd~~., we~~, hereby irrevocably and (except as set forth in section 3 below) unconditionally, agree and undertake to indemnify you for ~~certain~~ potential losses, costs, fines, liabilities ~~for~~, claims, penalties, damages ~~and~~ , expenses, ~~which may result from a breach of certain of your duties~~payments and other amounts (“Liabilities”), that you pay, or become obligated to pay, incur or suffer pursuant to ~~the Company.~~, or in connection with, your capacity as an Office Holder, or any demands or claims which arise from, or are related to, your capacity as an Office Holder, as set forth below. By counter-signing this ~~letter agreement~~indemnification undertaking (this “Undertaking”), you thereby indicate your acceptance to the terms of this ~~letter agreement~~Undertaking.

        For purposes of this ~~letter agreement~~Undertaking, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an ~~officer or director~~Office Holder of the Company and/or another entity in which the Company holds shares or has interests and has requested your service as an Office Holder in such entity, and your heirs, executors and administrators.

Definitions

    1.        In this ~~letter agreement~~Undertaking the following capitalized terms shall have meaning as set forth below:

    1.1.        “Action~~”~~”, or any derivative ~~of~~ thereof, shall also include ~~a~~any decision to act or not to act or a failure to act, and including your Actions before the date of this ~~letter agreement~~Undertaking that were made during the term you served as an Office Holder in the Company and/or another entity in which the Company holds shares or has interests and in which you serve as an Office Holder at the Company’s request.

1.2. “Companies Law” means the Companies Law, 5759 – 1999, as amended from time to time.

    1.3.        ~~“Litigation Expenses” means reasonable litigation expenses, including attorney’s fees, incurred by you or imposed upon you by a court, in a claim brought against you by the Company or on its behalf or by another person, or in a criminal claim in which you were acquitted, or in a criminal claim in which you were convicted of a crime that does not require proof of criminal intent~~

~~1.4.~~ “Office Holder” as defined in the Companies Law.

Obligation to Indemnify

    2.        Without limiting the Company’s right to indemnify you in accordance with the Company’s Amended and Restated Articles of Association, as amended and restated from time to time, the Company hereby irrevocably and (except as set forth in section 3 below) unconditionally agrees, obliges and undertakes, with no right to renege:

    2.1.        To indemnify you for future Liabilities, obligations or expenses, as specified below, imposed on you or that you become liable to pay in consequence, directly or indirectly, of an ~~act~~Action done in your capacity as an Office Holder of the Company or in consequence of being an Office Holder (in either cases whether arising after or prior to the date hereof), ~~pursuant to the Company’s request,~~ in the Company or in another ~~company~~entity in which the Company holds shares or has interests, as specified in this Section below:

    2.1.1.        a monetary ~~obligation~~Liability imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved ~~settlement of an~~ arbitrator’s award, provided that such ~~obligation~~ Liability is related, directly or indirectly, to one or more of the events specified in Exhibit A of this ~~letter agreement~~Undertaking and that the total indemnification amount will not exceed the amount specified in Section 2.2 below;

    2.1.2.        reasonable litigation expenses, including legal fees, ~~including attorney’s fees,~~ incurred by you in consequence of an investigation or proceeding filed or conducted against you by an authority that is ~~authorize to~~ authorized to file or conduct such investigation or proceeding, and that resultedended without filing an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that ~~resulted~~ended without filing an indictment against you but with imposing on you a financial obligation ~~as an alternative to~~in lieu of a criminal proceeding in respect of an offense that does not require the proof of criminal ~~intent~~thought (“Machshava Plilit”).

For the purposes ~~hereof~~of this Section 2.1.2: (i) a proceeding that ended without filing an indictment in a matter in respect of a which an investigation was ~~conducts~~conducted, means – closing the ~~case~~file pursuant to Section 62 of the Criminal Procedure ~~Act~~Law [Combined Version] 5742 – 1982 (the “Criminal Procedure ~~Act~~Law”) or a stay (postponement) of proceedings by the ~~Administrator~~Attorney General pursuant to Section 231 of the Criminal Procedure ~~Act~~Law; and (ii) “Financial obligation in lieu of a criminal proceeding,” means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses ~~Act~~Law 5746 – 1985, a fine with respect to an offense which was ~~defined~~determined as a “finable offense” under the Criminal Procedure ~~Act~~Law, a ~~fine~~monetary sanction or a forfeit (“Koffer”).

    2.1.3.        reasonable litigation ~~costs~~expenses, including ~~attorney’s~~ legal fees, incurred by you or which you are ordered to pay by a court, in ~~a~~ proceedings filed against you by the Company, or on its behalf, or by another person, or in a criminal charge of which ~~he is~~you were acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal ~~intent~~thought.

    ~~2.2.        The aggregate indemnification amount that the Company shall pay to its Office Holders (in~~ 2.1.4 Any other Liability and/or litigation expenses (including legal fees), which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could indemnify an Office Holder for.

    2.2.        The aggregate indemnification amount payable by the Company pursuant to Section 2.1.1 above (beyond, and in addition to, sums ~~that may be received from~~ payable to you from insurance companies in connection with insurance policies that the Company has purchased~~)~~ ), shall not exceed, in the aggregate pursuant to all the letters of indemnification that ~~shall be~~were issued by the Company~~, shall not exceed~~  to its Office Holders, an amount equal to ~~equal to~~ the higher of (i) fifty percent (50%) of the Company’s net equity at the time of indemnification, as reflected on its most recent financial statements at such time, or ~~to~~(ii) the Company’s ~~one time~~ annual revenue in the year prior to the ~~date of the claim with regard to a final judgment by a competent court, and three million United States dollars (US$3,000,000) with regard to Litigation Expenses~~ time of indemnification, (the “The Maximum Indemnification Amount”).

    2.3.        In the event the indemnification amount the Company is required to pay to ~~its Office Holders~~you, as set forth in Section 2.1.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, ~~in the manner that the amount of indemnification that each of the Office Holders will actually receive will be calculated in accordance with~~based on the ratio between the amount each individual Office Holder ~~may be indemnified for,~~ is eligible to receive and the aggregate amount ~~that~~ payable to all Office Holders ~~may be indemnified for~~ at the time of the indemnification.

    2.4.        Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, from time to time (but no later than ten (10) days from your request), the funds required to cover the expenditures and payments related to handling the ~~legal~~ proceeding or investigation related to such event (including legal fees and expenses), in a manner that you shall not be required to pay for or personally finance such expenditures and payments (including your legal fees and expenses), subject to the conditions and instructions in this ~~letter agreement.~~Undertaking.

2.5. You will not be indemnified for any of the following:

    2.5.1.        A breach of a fiduciary duty ~~by the Beneficiary~~, except for a breach of a fiduciary duty while acting in good faith and having reasonable grounds to assume that such act would ~~be in the best interests of~~not harm the Company;

    2.5.2.        ~~A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care towards the Company, unless only done in negligence;~~A breach of the duty of care towards the Company, caused intentionally or recklessly, except for a breach done in negligence only;

2.5.3. ~~an~~An act done with intent to make unlawful personal profit; or

2.5.4. ~~a~~ A fine, forfeiture or monetary penalty imposed upon you.

    2.6        As part of the Company’s undertakings in accordance with this Undertaking, the Company shall also produce any collateral, security, bond or other guarantee that you shall be required to produce as a result of any interim legal procedure (as long as the Company shall not be required to produce any collateral security or other guarantee in the event of a criminal procedure involving the proof of criminal thought) (the “Securities”), including any Securities that shall be required for the substitution of any encumbrances on any of your assets, provided, that the total amount of outstanding Securities, provided to you or to any other Office Holders of the Company, including seized Securities, together with the total monies received by you and other Office Holders in accordance with this Undertaking and similar undertakings provided by the Company, shall not exceed the Maximum Indemnification Amount.

Conditions to Indemnification

    3.        The obligation to indemnify in accordance with this ~~letter agreement~~Undertaking is subject only to the conditions set forth in this Section 3:

    3.1.        You shall notify the Company in writing of every legal proceeding that ~~may be~~ is brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, ~~immediately~~as soon as practicable after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

    3.2.        Upon the occurrence of an event that may entitle you to indemnification, you may appoint counsel of your choice, unless such counsel is reasonably deemed unacceptable by the Company (in which case you will select another counsel), and provided that you inform the Company ~~immediately~~as soon as practicable of the identity of the counsel. If you do not inform the Company of your choice of counsel ~~immediately~~as soon as practicable after the need to retain arises, the Company may (but is not obligated to) appoint counsel on your behalf, within forty-five (45) days from the time of receiving the notice described in Section 3.1 above (or within a shorter period of time if the matter requires filing a response in any proceeding~~). The~~); provided, however, that in the event that a conflict of interest shall arise between you and the Company ~~will not~~ , you shall be entitled to appoint counsel on your behalf in ~~criminal cases. The~~ addition to such Company ~~and/or the aforementioned counsel shall be entitled to act with their exclusive discretion and to bring the proceeding to a close. The~~ -appointed counsel, and the provisions of this Undertaking shall ~~act~~apply to fees and ~~shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict of interest and shall be entitled to appoint counsel on your behalf, and the provisions of this letter agreement shall apply to~~ expenses you may incur as a result of such appointment.

    3.3.        ~~The~~Subject to your prior written consent, which shall not be unreasonably withheld, the Company may decide to settle a monetary obligation ~~or to arbitrate~~in a ~~monetary obligation, provided that~~ civil proceeding. Your consent shall not be deemed unreasonably withheld if, as a result of such settlement ~~or arbitration~~, the lawsuit or the threat of a lawsuit against you shall not be fully ~~withdrawn. Following the Company’s request, you shall sign~~ and irrevocably dismissed, and any ~~document that shall empower the Company and/or the abovementioned counsel to act~~cause of action underlying such lawsuit or threat waived and released, without imposition on ~~your behalf with regard to your defense in the above-mentioned proceedings and to represent~~ you of any Liability that is not fully indemnifiable hereunder.

3.4. The Company and you ~~in all matters pertaining to these proceedings.~~

    ~~3.4.        You~~ shall cooperate with ~~the Company~~ each other and with any counsel as set forth above in every manner that shall reasonably be required ~~from you by any of them~~ in connection with the handling of such legal proceedings, provided, that the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 3.2 above.

3.5. You will not be indemnified for amounts you shall be required to pay as a result of a settlement ~~or arbitration~~, unless the Company agrees, in writing, to the settlement ~~or to the arbitration~~.

    3.6.        The Company shall not be required to pay, according to this ~~letter agreement~~Undertaking, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company. For avoidance of doubt, it shall be clarified that the indemnification amount according to this ~~letter agreement~~Undertaking shall be independent of, and in addition to, the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

    3.7.        Upon your request for an execution of a payment in connection to any event according to this ~~letter agreement~~Undertaking, the Company shall take all ~~commercially reasonable~~ steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any required approval is not given for any reason, a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all ~~commercially reasonable~~legal steps to attain the court’s approval. If any amount due to you pursuant to this Undertaking is not paid to you, fully and timely (and in no event later than thirty (30) days of your request), by the Company, you may, at any time thereafter, bring an action against the Company to recover the unpaid amount and you shall also be entitled to be paid for (and/or advanced) the reasonable litigation expenses (including legal fees) of bringing such action.

Term

    4.        The Company’s obligations according to this ~~letter agreement~~Undertaking shall remain valid even if you have ceased to be an Office Holder of the Company, for any reason whatsoever, provided that acts for which you are given a commitment of indemnification were performed during the time you served as an Office Holder of the Company.

Reimbursement of the Company

    5.        In the event that the Company shall pay to you or in your place any amount pertaining to this ~~letter agreement~~Undertaking in connection with a legal proceeding, and afterwards it shall be determined that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts, plus (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest ~~as~~ at the minimum rate determined ~~in accordance with the~~ from time to time for purposes of Section 3(i) of the Income Tax ~~Regulations (Determination of the Interest Rate), 1985, as amended from time to time.~~Ordinance, 1961. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall reasonably determine.

Insurance

    6.        The Company shall maintain insurance with a reputable insurer to insure your liability for an obligation imposed on you in consequence of an act done in your capacity as an Office Holder of the Company, in any of the following cases:

6.1. a breach of the duty of care towards the Company or towards another person.

6.2. a breach of fiduciary duty towards the ~~c~~Company, provided that you acted in good faith and had reasonable basis to assume that the act would not harm the Company.

6.3. a monetary obligation imposed on you in favor of another person.

        The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$10,000,000 (ten million US Dollars). The Company undertakes to maintain such insurance during the period you serve as an Office Holder of the Company and for a period of 7 (seven) years commencing on the day you have ceased from serving as an Office Holder of the Company.

Non-Exclusivity

    7.        The indemnification provided by this Undertaking shall not be deemed exclusive of any rights to which you may be entitled under the Company’s organizational documents, any agreement, any resolution of the Board or vote of shareholders, applicable law, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.

Miscellaneous

    ~~6.        This letter agreement and Exhibit A constitute the entire understanding and agreement between the Company and you regarding your indemnification by the Company for certain potential liabilities for damages and expenses, and it supersedes any and all prior discussions, representations, agreements and correspondence with regard to the subject matter hereof, and~~8.       If, at the time of receipt of a notice by the Company pursuant to Section 3.1 above, the Company has a directors and officers liability insurance in effect, the Company will give prompt notice of the proceedings to the insurers in accordance with the procedures set forth in the policies and shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

    9.        This Undertaking may not be cancelled, amended, modified or supplemented in any respect, except by a subsequent writing executed by both ~~parties hereto~~the Company and you.

    ~~7~~10.        The headings of the paragraphs of this ~~letter agreement~~Undertaking are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

    ~~8~~11.        The Company’s obligations according to this ~~letter agreement~~Undertaking shall be interpreted broadly and in a manner that shall facilitate its ~~execution, to the~~implementation, to the fullest extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this ~~letter agreement~~Undertaking and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this ~~letter agreement~~Undertaking, but shall not limit or diminish the validity of the remaining provisions of this ~~letter agreement~~Undertaking.

    ~~9~~12.        Neither this ~~letter agreement~~Undertaking nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company. This Undertaking shall be binding upon the Company and its successors and assigns and shall inure to your benefit and the benefit of your heirs, executors and administrators.

    ~~10.        This letter agreement~~13. This Undertaking may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This ~~letter~~undertaking may be executed by facsimile transmission.

    ~~11.        This letter agreement~~14. This Undertaking shall be governed by, interpreted and construed in accordance with the laws of the State of Israel. The competent courts in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

    15.        All notices and other communications under this Undertaking shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed in Israel by domestic registered mail with postage prepaid, on the third business day after the date postmarked. Addresses for notice to either party are as shown on the signature page of this Undertaking, or as subsequently modified by written notice.

        Please indicate your acceptance to the terms of this ~~letter agreement~~Undertaking by signing and dating them and returning a counterpart hereof to us.

Sincerely, Ellomay Capital Ltd. By: —————————————— Name: [Name] Title: [Title]

I agree to all terms of this ~~letter agreement~~Undertaking:

Signature:	________________
Name:	[Name]
Date:	[Date]

Exhibit A – Indemnifiable Events

Subject to any provision of the law, the events are as follows, including any claim or demand of the following:

    1.        The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of security offering.

    2.        ~~A~~Any “Transaction~~”~~”, as defined in Section 1 of the Companies Law, including any Transaction not in the ordinary course of business, including the negotiation for, the signing and the performance of ~~a~~ such transaction, including transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any Action connected directly or indirectly with such a Transaction.

    3.        Any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange the Company’s securities are traded in.

    4.        Any decision regarding distribution, as defined in the Companies Law.

    5.        A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

    6.        An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of the Company’s board of directors or one of its committees.

    7.        An Action made in contradiction to the Company’s Memorandum of Association or Amended and Restated Articles of Association.

    8.        Any ~~action~~Action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

    9.        Any ~~action~~Action or decision in relation to work safety and/or working conditions.

    10.        Negotiation for, signing and performance of insurance policy.

    11.        Any of the above events, pursuant to the Office Holder’s position in an affiliated ~~corporation~~entities or in ~~a corporation~~an entity controlled by the Company.

    12.        Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

    13.        Participation and/or non participation at the Company’s meetings of the board of directors, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s meetings of the board of directors.

    14.        Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

    15.        Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

    16.        Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

    17.        Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

    18.        Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

    19.        Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

    20.        Actions in connection with the Company’s testing of products and/or in connection with the sale, distribution, license or use of such products.

    21.        Act or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

    ~~***~~

Exhibit B

[Ellomay Capital Letterhead]

[Date]

[Name]

Dear [Name],

Re:         ~~Exculpation~~Exemption from ~~Certain~~ Breaches of Duty of Care

~~In consideration of your agreement to serve as a director of~~We, the undersigned, Ellomay Capital Ltd., ~~we~~ hereby ~~agree to exculpate~~irrevocably and unconditionally exempt you, in advance, from ~~certain potential~~ all of your liabilities for any and all losses, costs, fines, claims, penalties, damages, expenses, payments and other amounts (“Liabilities”), which may result, directly or indirectly, from a breach of ~~certain~~your duty of ~~your duties~~care to the Company, as set forth herein. By ~~signing~~acknowledging this letter ~~agreement~~, you thereby indicate your acceptance to the terms of this letter ~~agreement~~.

For purposes of this letter ~~agreement~~, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an officer or director of the Company.

~~Duty of Care; Obligation to Exculpate~~Exemption

~~1.~~	~~Under the provisions of the Companies Law, 5759-1999 (the “Companies Law”), you owe a duty of care to the Company in~~ Subject to the restrictions imposed by the Companies Law, and the limitations set forth herein, but without derogating from any of your ~~capacity, and as a result of your position as Office Holder. This duty of care requires you to avoid negligent acts and act with the same skill, prudence and acumen that a reasonably prudent officer and/or director would act under similar circumstances. This includes, among others, the duty to utilize reasonable means to seek out, obtain~~rights under applicable law, the Company hereby irrevocably and ~~review appropriate information regarding (a) actions which you undertake in~~ unconditionally exempts you in advance from all of your liability for any and all Liabilities which may result, directly or indirectly, from a breach of your duty of care towards the Company, to the ~~name of~~fullest extent permitted by law (including, without limiting the ~~Company or in your position as an officer and/or directorgenerality of the Company, and (b) corporate action for which your approval is sought or which is performed by you by virtue of your position as an officer and/or director of the Company.~~

~~2.~~1.	~~Subject to the restrictions imposed by the Companies Law, the Company’s Amended and Restated Articles of Association, and the limitations set forth herein and subject to your good faith attempt to comply with such duty, the Company hereby undertakes to exculpate you from your liability for any and all damages sustained by the Company as a result of a breach of your duty of care towards the Company, including~~foregoing, damages sought through a derivative action filed by a director or shareholder on the Company’s behalf, except for derivative actions filed by you in your capacity as a director).

To the extent you hold or will hold office as an Office Holder of any of its wholly owned subsidiaries (the “Subsidiaries”) and subject to the applicable laws of the Subsidiaries, the Company further undertakes to use its best efforts to cause the Subsidiaries to ~~exculpate~~exempt you from breaches of your duty of care towards them under the terms of this letter ~~agreement~~ or similar terms permitted under applicable law.

Limitations

~~3.~~2.	No ~~exculpation~~exemption under this letter ~~agreement~~ will be valid or available in the event that:

~~3.1.~~2.1.	you ~~are entitled to~~ receive payment under an insurance policy with respect to the breach of duty of care giving rise to such liability, other than amounts which are in excess of such insurance coverage;

2.2.	you breached your fiduciary duty towards the Company;

~~3.2.~~2.3.	~~the~~ you breached ~~of~~ your duty of care towards the Company ~~was committed~~ intentionally or recklessly, except for a breach done in negligence only; or

~~3.3.~~2.4.	you acted with intent to make unlawful personal profit.

~~4.~~3.	The Company’s obligations hereunder shall commence on the ~~latter of (a) the date on which the amendment of the Company’s Amended and Restated Articles of Association permitting the exculpation hereunder was approved, (b) the~~ date on which you commenced your office or employment as an Office Holder (the “Effective Date”) and will continue after termination of your office or employment by the Company~~, only~~ with respect to actions or omissions giving rise to liability covered by the terms of this letter ~~agreement~~ and which occur on or after the Effective Date and ~~prior to~~through the termination of your office or employment~~, provided, however, that any such cause of action giving rise to the breach of your duty of care is predicated on your being or having been an Office Holder of the Company~~.

~~5.~~	~~In addition, as an Office Holder of the Company you will have access to the Company’s Proprietary Information (as defined below). The confidentiality of the Proprietary Information is necessary and essential to protect the Company’s business. Therefore, no exculpation will be available under this letter agreement with respect to any unauthorized disclosure by you of the Proprietary Information committed in negligence actions or omissions or willful misconduct.~~

~~For the purpose of this letter agreement “Proprietary Information” means confidential information concerning the business and financial activities of the Company, including information relating to technologies and products (actual or planned), research and development activities, trade secrets and industrial secrets, and also confidential commercial information such as investments, investors, employees, customers, suppliers, marketing plans, etc.~~

~~Proprietary Information shall not be deemed to include any and all information disclosed by the Company that (a) was known to you prior to your association with the Company, (b) is or shall become part of the public knowledge, except as a result of the breach of your confidentiality obligations to the Company, (c) reflects information and data generally known in the industries or trades in which the Company operates, or (d) shall be required to be disclosed by law, governmental rule or regulation, or judicial or administrative process, provided, however, that you will notify the Company immediately upon receipt of such requirement.~~

Miscellaneous

4.	~~This letter agreement constitutes the entire understanding and agreement between the Company and you, and it~~ The exemption provided by this letter shall not be deemed exclusive of or derogating from any rights to which you may be entitled under the Company’s organizational documents, any agreement, any vote of shareholders, applicable laws, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.

~~6.~~5.	Subject to Section 4 above, this letter supersedes any and all prior discussions, representations, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both ~~parties hereto~~the Company and you.

~~7.~~6.	This letter ~~agreement~~ will not derogate from nor will it be deemed an amendment of any indemnification or insurance commitment previously made by the Company to you, subject to the compliance of any such commitment with the restrictions imposed by the Companies Law and the Company’s Amended and Restated Articles of Association.

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~~8.~~7.	The headings of the paragraphs of this letter ~~agreement~~ are inserted for convenience only and shall not be deemed to constitute part of this ~~agreement~~letter or to affect the construction thereof.

~~9.~~8.	In the event of any change in any applicable law, statute or rule which narrows the right of an Israeli company to exempt or exculpate an Office Holder, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this letter ~~agreement~~ shall have no effect on the terms hereof or the parties’ rights and obligations hereunder.

~~10.~~9.	If all or any part of the terms hereof is held invalid or unenforceable by local law and/or a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other provisions hereof that are valid and enforceable all of which shall remain in full force and effect, as applicable. Furthermore, if such invalid or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of law and to give effect to an outcome which is consistent with that what was intended by the parties hereto, such provisions will be deemed to have been automatically modified or amended accordingly.

~~11.~~10.	This letter shall be binding upon the Company and its successors and assigns. The terms of this letter ~~agreement~~ are personal and therefore you may not assign, delegate or transfer any of its rights hereunder, and any attempt to do so shall be null and void; provided, however, that this letter shall inure to the benefit of your administrators, executors and heirs.

~~12.~~11.	This letter ~~agreement~~ may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This letter may be executed by facsimile transmission.

~~13.~~12.	This letter ~~agreement~~ shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof. ~~The parties hereby submit any~~Any dispute arising out of or in connection with this letter ~~agreement~~shall be subject to the sole and exclusive jurisdiction of the competent courts in the District of Tel Aviv ~~and irrevocably waive~~ any claim of inconvenient forum is hereby irrevocably waived.

Please indicate your ~~acceptance to~~acknowledgment of the terms of this letter agreement by signing and dating them and returning a counterpart hereof to us.

Sincerely yours, Ellomay Capital Ltd. By: —————————————— Name: [Name] Title: [Title]

I ~~agree to all~~acknowledge the terms of this letter:

Signature:	________________
Name:	[Name]
Date:	[Date]

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